[Letterhead of Crystallex]

January 4, 2007

Via EDGAR

Ms. April Sifford

Branch Chief

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Responses to Comments of the Staff of the Securities and Exchange
Commission to the Form 40-F for the fiscal year ended December
31, 2005 of Crystallex International Corporation (File No. 001-14620)

Dear Ms. Sifford:

We refer to the comment letter of the Staff of the Securities and Exchange Commission dated December 27, 2006 with respect to the Form 40-F for the year ended December 31, 2005 of Crystallex International Corporation (the "Company"). The Company and its advisors continue to diligently pursue the resolution of each of the comments contained therein. However, the Company has determined that additional time is required to properly address the issues raised by your comments. As discussed with Ryan Milne earlier today, it is our expectation that the Company will be in the position to furnish the Staff with a response letter by January 19, 2007.

Please telephone the undersigned at 416-203-2448 if you have any questions or need additional information.

Yours very truly,

/s/ Dan Hamilton

Dan Hamilton
Chief Financial Officer

cc:	Ryan Milne (Securities and Exchange Commission)
Shannon Buskirk (Securities and Exchange Commission)
Eric Spindel (Skadden, Arps, Slate, Meagher & Flom LLP)